

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Ilene Eskenazi
General Counsel
PET Acquisition LLC
10850 Via Frontera
San Diego, California 92127

      Re: PET Acquisition LLC
          Registration Statement on Form S-1
          Filed on December 3, 2020
          File No. 333-251107

Dear Mr. Eskenazi:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

A Letter From PETCO, page iii

1. Please balance your statements about the company's positive growth prospects with a discussion of the risks and obstacles you face, including the significant losses that you have incurred and your accumulated deficit. Please also remove statements that suggest you are the only pet care company that provides food, supplies, grooming, training, and vet services in an integrated fashion or provide the basis for this statement. Similarly, please tell us how you determined that you are making "massive, positive impacts" on pets, parents, your partners, and the communities you serve. Lastly, given that you continue to operate in the same industry and the customers you serve remain fundamentally the same, please remove the statement that you are a "profoundly new Petco."

Ilene Eskenazi
PET Acquisition LLC
December 15, 2020
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Andrew Fabens